Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Clariant Ltd

Subject Company: Huntsman Corporation

Commission File Number: 001-32427

Media Release

HuntsmanClariant merger on track

•        High confidence in meeting synergy target in excess of $400 million and $25 million tax saving target

•       Additional organic sales revenues of around 2% p.a. at approx. 20% EBITDA margin identified

•       Highly complementary product portfolios creating production set-up and supply chain benefit opportunities in specific overlapping businesses

•       Stronger balance sheet and more capital for organic growth, value creating add-on acquisitions and capital return

•       Venator standalone debt financing of $750 million secured; IPO roadshow underway

Muttenz, July 27, 2017 — Clariant (SIX: CLN) and Huntsman Corporation (NYSE: HUN) today presented a first update on the planned merger of equals to keep their shareholders informed. The preparations to create HuntsmanClariant, a leading global specialty chemicals company, are showing continued strong progress and are proceeding as planned with an unchanged closing targeted for December 2017 / January 2018.

Clariant and Huntsman have agreed on a joint strategic direction for near- and long-term value creation based on continued focus on higher growth and higher margin businesses, expansion of existing strong downstream presence, reaping benefits of complementary product portfolios and breadth of reach to deliver an additional organic sales revenue growth of around 2% p.a. at approx. 20% EBITDA margin and delivering synergies in excess of $400m as well as the $25m tax savings.

The merger brings together two strong specialty chemicals businesses with similar EBITDA margins at 17.2% (including synergies). It will reap complementarity benefits between Performance Products, Care Chemicals and Natural Resources, which represent approx. 35% of HuntsmanClariant combined sales and hold a comprehensive surfactants portfolio in high-end niche markets globally. It will have meaningful opportunities for growth including cross-selling potential and new product applications. The complementary assets and geographic fit provide significant commercial opportunities and more global reach within established routes to market. Furthermore, HuntsmanClariant will take advantage of its broad asset base while continuing to move downstream into specialties and more differentiated applications. As a result of these complementary product portfolios and structures, additional organic sales revenues of around 2% p.a. at approx. 20% EBITDA margin have been identified.

HuntsmanClariant’s position as a leading global specialty chemicals company will further benefit from complementary R&D and technological expertise as well as shared knowledge in sustainability and cross-fertilization in innovation and technology capabilities.

The portfolio management principles and capital allocation plans of the new company are fully aligned. There is a clear joint understanding of the combined company’s future core segments and the direct majority of investments will be directed to growth areas and growth regions. The current downstream presence will be expanded by targeting formulation- and application-based segment niches as well as high-end composites, bespoke polyurethane (PU) systems, and costumer oriented and co-developed products. The existing presence in the adaptive chemical methylene diphenyl diisocyanate (MDI) and in chemical building blocks such as ethylene oxide (EO) and propylene oxide (PO) is to be further advanced in downstream urethane systems as well as downstream applications such as surfactants. The portfolio will be simplified. Complexity will be reduced while utilizing significant strategic flexibility to consider value creating add-on acquisitions and divestments. Plastics & Coatings and Textile Effects will be managed for cash and turnaround while all other businesses will be managed for growth and margins.

The project team is progressing very well in terms of joint synergy implementation and has high confidence in meeting the synergy target in excess of $400m as well as the $25m tax saving target. Key regulatory filings are submitted, including in the US, EU and China. No regulatory roadblocks are expected to closing the deal. A preliminary CFIUS filing has also been submitted.

The joint senior management team is committed to making HuntsmanClariant a success from day 1. It is a unique opportunity to combine the best of two cultures - Huntsman’s entrepreneurship and efficiency and Clariant’s innovation and business excellence. Both CEOs and executive teams are fully involved in post-merger integration planning and the great working spirit confirms the cultural fit between both organizations.

All in all, the merger will create value for all stakeholders via a stronger balance sheet, higher cash flow, increased stakeholder returns and lower financing costs and will allocate capital for organic growth and value creating portfolio management.

Update on Venator IPO

The Venator standalone debt financing of $750 million is secured. The IPO roadshow is now underway. It will provide significant de-leveraging of HuntsmanClariant balance sheet.

Clariant and Huntsman will communicate regular updates on the merger preparation until closing.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Clariant Ltd (“Clariant”) and Huntsman Corporation (“Huntsman”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction and information relating to the proposed initial public offering of ordinary shares of Venator Materials PLC. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to the initial public offering of ordinary shares by Venator Materials PLC or financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” sections of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016 and the quarterly report on Form 10-Q for the six month period ended June 30, 2017. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Additional Information and Where to Find It

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLARIANT, HUNTSMAN, THE CONTEMPLATED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.

CORPORATE MEDIA RELATIONS	INVESTOR RELATIONS

JOCHEN DUBIEL	ANJA POMREHN

Phone +41 61 469 63 63	Phone +41 61 469 63 73
jochen.dubiel@clariant.com	anja.pomrehn@clariant.com

THIJS BOUWENS	MARIA IVEK

Phone +41 61 469 63 63	Phone +41 61 469 63 73
thijs.bouwens@clariant.com	maria.ivek@clariant.com

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www.clariant.com

Clariant is a globally leading specialty chemicals company, based in Muttenz near Basel/Switzerland. On 31 December 2016 the company employed a total workforce of 17 442. In the financial year 2016, Clariant recorded sales of CHF 5.847 billion for its continuing businesses. The company reports in four business areas: Care Chemicals, Catalysis, Natural Resources, and Plastics & Coatings. Clariant’s corporate strategy is based on five pillars: focus on innovation through R&D, add value with sustainability, reposition portfolio, intensify growth, and increase profitability.